Exhibit 99.1

Fincera Reports First Quarter 2017 Financial Results

SHIJIAZHUANG, HEBEI PROVINCE, CHINA / ACCESSWIRE / June 19, 2017 / Fincera Inc. ("Fincera" or the "Company") (OTCQB: AUTCF) (fka AutoChina International Ltd.), a leading provider of web-based financing and ecommerce services for small and medium-sized businesses and individuals in China, today reported financial results for the first quarter ended March 31, 2017.

Operational Highlights

(RMB in millions)	For the Three Months Ended
	March 31, 2017	December 31, 2016		March 31, 2016
	Amount	Amount	% Change	Amount	% Change
CeraPay Transaction Volume	5,713.4	5,558.4	2.8%	4,362.7	31.0%
CeraVest Loans Issued	1,463.9	1,061.4	37.9%	1,109.7	31.9%

CeraPay (https://www.dianfubao.com)

CeraPay is the Company's credit advance and online payment processing platform. CeraPay allows customers to pay for their everyday needs at participating merchants through the online CeraPay transaction network. With functionality similar to a credit card, the Company issues revolving credit lines to customers, which they can use to make purchase transactions via the CeraPay application. Fincera earns transaction fees through its CeraPay platform.

CeraPay was used to make payment transactions totaling over RMB5.7 billion ($829.4 million) during the first quarter of 2017, an increase of approximately RMB155 million ($21.8 million), or 2.8%, over the fourth quarter of 2016 and a 31.0% increase over the first quarter of 2016.

CeraVest (https://www.qingyidai.com)

CeraVest is the Company's small business lending platform. From its inception in November 2014 through March 31, 2017, CeraVest originated over RMB8.9 billion (approximately $1.3 billion) in loans. Fincera created CeraVest as an online lending marketplace that provides short-term operating capital for small and medium-sized businesses. CeraVest originates loans and sells these loans to the public. Currently, individuals may invest on the CeraVest platform and earn an annual interest rate of up to approximately 8.0% on a flexible term investment, or 8.6% for a 6-month investment if held to maturity. Fincera earns origination fees on CeraVest loans.

CeraVest originated RMB1.5 billion (approximately $212.5 million) during the first quarter of 2017, an increase of approximately RMB400 million ($58.1 million), or 37.9%, over the fourth quarter of 2016 and a 31.9% increase over the first quarter of 2016. CeraVest had a total loan portfolio unpaid principal balance of approximately RMB2.9 billion (approximately $414.0 million) at March 31, 2017.

Special Cash Dividend

As previously announced, the Company plans to pay a special cash dividend of $2.00 per share to its shareholders. The dividend is currently pending approval by the Financial Industry Regulatory Authority in the United States (FINRA). If approved by FINRA, the dividend will be paid on or around June 30, 2017, to all shareholders of record as of the close of business on June 23, 2017.

Management Commentary

Mr. Yong Hui Li, Chairman and CEO of Fincera, stated, "Our Internet-based businesses continued to see growth in the first quarter of 2017. With CeraPay's transaction volume and loans issued through CeraVest each growing over 30.0% year over year, we were able to grow our top line by nearly 45.0%. We continue to focus on expanding these businesses and have continued to invest in developing and marketing our platforms, which resulted in a net loss for the quarter. We believe our financing and ecommerce products and services are increasingly resonating with small and medium-sized businesses in various industries as they look for ways to grow their audience and exposure."

First Quarter 2017 Financial Results

Income (Revenues)

The table below sets forth certain line items from the Company's Consolidated Statement of Income as a percentage of income:

(USD in thousands)	Three months ended March 31, 2017		Three months ended March 31, 2016
	Amount	% of Revenue	Amount	% of Revenue	% Change
Service charges	$16,875	47.6%	$15,087	61.5%	11.9%
Interest income	11,242	31.7%	3,339	13.6%	236.7%
Property lease and management	6,044	17.0%	6,103	24.9%	(1.0%)
Other income	1,303	3.7%	-	-%	n/m*
Total income	$35,464	100.0%	$24,529	100.0%	44.6%
______________
* n/m – not measurable

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Income for the three months ended March 31, 2017, increased 44.6% to $35.5 million, from $24.5 million in the prior-year period, primarily due to the Company's ramp-up of its Internet-based business segment, particularly its CeraPay and CeraVest products.

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Service charges, which represent CeraPay transaction fees, late payment fees, and penalties, increased 11.9% to $16.9 million in the three months ended March 31, 2017, from $15.1 million in the prior-year period, due to an increased volume of CeraPay transactions. During the first quarter of 2017, RMB5.7 billion (approximately $829.4 million) of transactions were processed through CeraPay, a 31.0% increase from the RMB4.4 billion (approximately $668.7 million) processed in the first quarter of 2016.

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Interest income, which represents interest earned on CeraVest loans, penalty fees, and origination fees, increased 236.7% to $11.2 million in the three months ended March 31, 2017, from $3.3 million in the prior-year period, due to the increase in the aggregate amount of CeraVest loans facilitated by the Company. At March 31, 2017, CeraVest's portfolio had a total unpaid principal balance of RMB2.9 billion (approximately $414.0 million), an increase of 52.2% from the RMB1.9 billion (approximately $290.5 million) in CeraVest total unpaid principal outstanding at March 31, 2016.

●
Property lease and management revenues totaled $6.0 million in the three months ended March 31, 2017, compared to $6.1 million in the prior-year period. The decrease was due to a decrease in the occupancy rate of the Kai Yuan Finance Center. During the three months ended March 31, 2017, the occupancy rate of the Kai Yuan Finance Center was 64%, compared to 84% at March 31, 2016.

Operating Costs and Expenses

●
The Company's operating costs and expenses increased 50.2% to $39.8 million during the first quarter of 2017 from $26.5 million in the prior-year period, primarily due to increased interest expense, provision for credit losses, product development expense, selling and marketing expense, and general and administrative expenses to support the growth of the Company's Internet-based business.

Loss from Continuing Operations Before Income Taxes

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Loss from continuing operations before income taxes totaled $3.9 million during the first quarter of 2017, compared to $1.6 million in the prior-year period, primarily as a result of the increased operating expenses mentioned above.

Income (Loss) from Discontinued Operations, Net of Taxes

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Income from discontinued operations, net of taxes, totaled $0.8 million during the first quarter of 2017, compared to a loss of $(0.4) million in the prior-year period. The Company continues the winding down of its legacy truck-leasing business, which is classified as discontinued operations.

Net Loss

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Net loss totaled $3.1 million during the first quarter of 2017, compared to $2.0 million in the prior-year period.

Balance Sheet Highlights

At March 31, 2017, Fincera's cash and cash equivalents (not including restricted cash) were $113.6 million, compared to $104.1 million at December 31, 2016. Total liabilities were $1.1 billion and stockholders' equity was $21.6 million, compared to $1.0 billion and $22.6 million, respectively, at December 31, 2016.

About Fincera Inc.

Founded in 2005, Fincera Inc. (OTCQB: AUTCF) (fka AutoChina International Ltd.) provides innovative web-based financing and ecommerce services for small and medium-sized businesses and individuals in China. The Company also operates a network of branch offices in 31 provinces, municipalities, and autonomous regions across China. Fincera's primary service offerings include a credit advance/online payment-processing network and a web-based small business lending platform. The Company's website is http://www.fincera.net. Fincera trades on the OTCQB venture stage marketplace for early stage and developing U.S. and international companies. OTCQB companies are current in their reporting and undergo an annual verification and management certification process.

Safe Harbor Statement

This press release may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 about the Company. Forward-looking statements are statements that are not historical facts. Such forward-looking statements, based upon the current beliefs and expectations of the Company's management, are subject to risks and uncertainties, which could cause actual results to differ from the forward-looking statements. The following factors, among others, could cause actual results to meaningfully differ from those set forth in the forward-looking statements:

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changing principles of generally accepted accounting principles;

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outcomes of any government or government-related reviews, inquiries, investigations, and related litigation;

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continued compliance with government regulations;

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legislation or regulatory environments, requirements or changes adversely affecting the financial services industry in China;

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fluctuations in consumer demand;

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management of rapid growth;

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general economic conditions;

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changes in government policy;

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fluctuations in sales of commercial vehicles in China;

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China's overall economic conditions and local market economic conditions;

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the Company's business strategy and plans, including its ability to expand through strategic acquisitions, the establishment of new locations, and the introduction of new products and services;

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our ability to successfully integrate recent acquisitions;

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credit risk affecting our revenue and profitability, including our ability to manage the default risk of customers;

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the results of future financing efforts; and

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geopolitical events.

The information set forth herein should be read in light of such risks. The Company does not assume any obligation to update the information, including forward looking statements, contained in this press release.

CONTACT:

At the Company
Jason Wang
Chief Financial Officer
(858) 997-0680 / jcwang@fincera.net

Investor Relations
The Equity Group Inc.
Carolyne Y. Sohn
Senior Associate
(415) 568-2255 / csohn@equityny.com

Adam Prior
Senior Vice President
(212) 836-9606 / aprior@equityny.com

FINCERA INC. AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS AND COMPREHENSIVE (LOSS) (Unaudited)
(USD in thousands except share and per share data)

	Three months ended March 31,
	2017	2016

Income
Service charges	$16,875	$15,087
Interest income	11,242	3,339
Property lease and management	6,044	6,103
Other income	1,303	—
Total income	35,464	24,529

Operating Costs and Expenses
Interest expense	12,050	8,146
Interest expense, related parties	4,892	1,220
Provision for credit losses	2,687	2,401
Product development expense	2,889	1,972
Property and management cost	3,944	4,193
Selling and marketing	4,434	2,547
General and administrative	8,862	5,985
Total operating costs and expenses	39,758	26,464

(Loss) from continuing operations before income taxes	(4,294)	(1,935)
Income tax (benefit)	(432)	(346)
(Loss) from continuing operations	(3,862)	(1,589)

Income (loss) from discontinued operations, net of taxes	800	(372)
Net (loss)	(3,062)	(1,961)
Foreign currency translation adjustment	486	(30,135)

Comprehensive (loss)	(2,576)	(32,096)

Earnings (loss) per share
Basic
Continuing operations	$(0.16)	$(0.07)
Discontinued operations	0.03	(0.02)
	$(0.13)	$(0.09)

Diluted
Continuing operations	$(0.16)	$(0.07)
Discontinued operations	0.03	(0.02)
	$(0.13)	$(0.09)

Weighted average shares outstanding
Basic and diluted	23,563,765	23,551,471

FINCERA INC. AND SUBSIDIARIES
CONDENSED CONSOLIDATED BALANCE SHEETS
(USD in thousands except share and per share data)

	March 31,	December 31,
	2017	2016
	(unaudited)
ASSETS
Current assets
Cash and cash equivalents	$113,631	$104,123
Restricted cash	6,987	6,129
Other financing receivables, net	315,142	295,437
Loans, net	413,092	371,301
Prepaid expenses and other current assets	7,889	6,573
Current assets of discontinued operations	11,961	14,461
Total current assets	868,702	798,024

Noncurrent assets
Property, equipment and leasehold improvements, net	201,460	202,073
Deferred income tax assets	25,504	23,527
Non-current assets of discontinued operations	7,156	7,373

Total assets	$1,102,822	$1,030,997

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities
Short-term bank borrowings (including short-term bank borrowings of the consolidated VIEs without recourse to Fincera of $46,382 and $74,960 as of March 31, 2017 and December 31, 2016, respectively)	46,382	83,610
Long-term bank borrowings, current portion	9,385	8,938
Borrowed funds from CeraVest investors, related party (including borrowed funds from CeraVest investors, related party of the consolidated VIEs without recourse to Fincera of $196 and $134 as of March 31, 2017 and December 31, 2016, respectively)	5,251	4,349
Borrowed funds from CeraVest investors (including borrowed funds from CeraVest investors of the consolidated VIEs without recourse to Fincera of $257,012 and $228,278 as of March 31, 2017 and December 31, 2016, respectively)	541,290	437,594
Financing payables, related parties (including financing payables, related parties of the consolidated VIEs without recourse to Fincera of $240,258 and $200,721 as of March 31, 2017 and December 31, 2016, respectively)	274,338	273,970
Other payables and accrued liabilities (including other payables and accrued liabilities of the consolidated VIEs without recourse to Fincera of $29,694 and $29,061 as of March 31, 2017 and December 31, 2016, respectively)	67,383	61,202
Income tax payable (including income tax payable of the consolidated VIEs without recourse to Fincera of $3,689 and $3,741 as of March 31, 2017 and December 31, 2016, respectively)	5,628	5,476
Current liabilities of discontinued operations (including current liabilities of discontinued operations of the consolidated VIEs without recourse to Fincera of $615 and $806 as of March 31, 2017 and December 31, 2016, respectively)	4,226	4,471
Total current liabilities	953,883	879,610

FINCERA INC. AND SUBSIDIARIES
CONDENSED CONSOLIDATED BALANCE SHEETS - Continued
(USD in thousands except share and per share data)

	March 31,	December 31,
	2017	2016
	(unaudited)
Noncurrent liabilities
Long-term bank borrowings	93,959	95,719
Long-term financing payables, related party	33,359	33,028
Total liabilities	1,081,201	1,008,357

Commitments and Contingencies	-	-

Stockholders' equity
Preferred shares, $0.001 par value authorized - 1,000,000 shares; issued – none	-	-
Ordinary shares - $0.001 par value authorized – 1,000,000,000 shares; issued and outstanding – 23,577,814 shares at March 31, 2017; issued and outstanding – 23,561,949 shares at December 31, 2016	24	24
Additional paid-in capital	138,359	136,802
Statutory reserves	24,926	25,074
Accumulated deficit	(149,087)	(146,173)
Accumulated other comprehensive income	7,399	6,913
Total stockholders' equity	21,621	22,640

Total liabilities and stockholders' equity	$1,102,822	$1,030,997

SOURCE: Fincera Inc.